Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 11, 2007

List of materials

Documents attached hereto:


i) Press release announcing Sony Ericsson Q3 Results




Sony Ericsson

PRESS RELEASE                                                  October 11, 2007


Continuing strong momentum at Sony Ericsson

Q3 Highlights:

     - Year-on-year volume growth of 31%
     - Continued volume growth driven by profitable lower priced phones
     - Good market reaction to new slider form-factor of W580 Walkman(R) phone
     - Successful launch of Sony Ericsson P1 smartphone

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2007 is as follows:


                                         Q3 2006   Q2 2007   Q3 2007
                                        ________   _______   _______

Number of units shipped (million)           19.8      24.9      25.9
Sales (Euro m.)                            2,913     3,112     3,108
Gross Margin (%)                            31.5%     29.6%     30.7%
Operating Income (Euro m.)                   427       315       393
Operatomg Income (%)                        14.6%     10.1%     12.7%
Income before taxes (Euro m.)                433       327       384
Net income (Euro m.)                         298       220       267

Average Sales Price (Euro)                   147       125       120


Units shipped in the quarter reached approximately 26 million, a 31% increase compared to the same period last year. Sales for the quarter were Euro 3,108 million, representing a year-on-year increase of 7%. Income before taxes for the quarter was Euro 384 million, representing a year-on-year decrease of 11%, which reflects the exceptional third quarter the company experienced in 2006. Net income for the quarter was Euro 267 million. In line with Sony Ericsson expectations, the increase in low- and mid-tier priced phones in the product portfolio in the third quarter resulted in a decline in Average Selling Price
(ASP) to Euro 120.

"The quarter has seen Sony Ericsson continue to generate significant year-on-year volume growth with a portfolio of products spread across the widest variety of price points in the company's history. Low- and mid-tier priced models such as the W200 Walkman(R) phone and simple 'talk and text' range of phones have been key volume drivers during the quarter, while the high-spec P1 smartphone and W580 slider Walkman(R) phone have been well received and strengthen the portfolio at the higher-end," said Miles Flint, President of Sony Ericsson. "We are confident that the remainder of the year will see us further capitalize on this new broader portfolio with flag-ship Walkman(R) phone models such as the W910 and W960 plus the much anticipated 5 mega-pixel Cyber-shot(TM) K850 camera phone launching in time for the holiday season."

During the quarter Sony Ericsson strengthened its position in North America and Latin America as well as Western Europe due to well accepted Walkman(R) and Cyber-shot(TM) phones. Previously announced activities to further strengthen the overall portfolio such as manufacturing and R&D activities in India, plus an R&D licensing agreement with Sagem continue to progress as planned.

Sony Ericsson forecasts that the 2007 global handset market will be above 1.1 billion units. The company gained around 1% of market share compared with the same period last year and finished the third quarter at over 9%.

As communicated at the beginning of the year, a capital redemption of total Euro 300 million was paid to the parent companies in the quarter.

During the quarter Sony Ericsson announced that the company's president Miles Flint will step down as of November 1st 2007. Effective 1st November Hideki 'Dick' Komiyama, currently Director, Chairman, Sony Electronics Inc., USA, and EVP Electronics Marketing and Sales Strategies, Sony Corporation, Japan, will succeed Miles Flint, who will remain as Executive Advisor to Dick Komiyama until the end of December 2007. Dick Komiyama will be based at Sony Ericsson's offices in London.

Invoices from Ericsson amounted to Euro 152 million in the quarter, which was offset from the advance payment made by Sony Ericsson to Ericsson in the first quarter of 2007.

WALKMAN(R) and Cyber-shot(TM) are trademarks or registered trademarks of Sony Corporation.


EDITOR'S NOTES:

Financial Statements and Additional Information:

Financial Statements:

Consolidated Income Statement
Consolidated Income Statement - Year-to-Date
Consolidated Income Statement - Isolated Quarters
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Cash Flows - Year-to-Date
Consolidated Statement of Cash Flows - Isolated Quarters

Additional Information:

Net Sales by Market Area by Quarter

- ENDS -

Sony Ericsson Mobile Communications was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. The company serves the worldwide communications market with innovative and feature-rich mobile phones, accessories and PC-cards, and it has R&D sites in Europe, Japan, China, India and America. Sony Ericsson is the title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information, please visit www.sonyericsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0858

Sony Investor Relations
Shinji Tomita (London) +44 207 444 9713
Tatsuyuki Sonoda (Tokyo) +81 3 6748 2180


Press/Media

Sony Ericsson Corporate Communications & PR
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.


Sony Ericsson
CONSOLIDATED INCOME STATEMENT
                                                  Jul-Sep
                                        ____________________________________
EUR million                                 2007          2006        Change
____________________________________________________________________________
Net sales                                  3,108         2,913            7%
Cost of sales                             -2,154        -1,995            8%
                                        ______________________
Gross profit                                 954           917            4%
Gross margin %                              30.7%         31.5%          -1%

Research and development expenses           -280          -225           25%
Selling and administrative expenses         -280          -287           -3%
                                        ______________________
Operating expenses                          -560          -511            9%

Other operating income, net                   -1            21         -105%
                                        ______________________
Operating income                             393           427           -8%
Operating margin %                          12.7%         14.6%          -2%

Financial income                               7             8          -16%
Financial expenses                           -16            -1            -
                                        ______________________
Income after financial items                 384           433          -11%

Taxes                                       -109          -127          -14%
Minority interest                             -8            -8           -2%
                                        ______________________
Net income                                   267           298          -10%

Number of units shipped (million)           25.9          19.8           31%
ASP (EUR)                                    120           147          -19%


Sony Ericsson
CONSOLIDATED INCOME STATEMENT
                                                  Jan-Sep
                                        ____________________________________
EUR million                                 2007          2006        Change
____________________________________________________________________________

Net sales                                  9,145         7,177           27%
Cost of sales                             -6,384        -5,089           25%
                                        ______________________
Gross profit                               2,760         2,088           32%
Gross margin %                              30.2%         29.1%           1%

Research and development expenses           -824          -650           27%
Selling and administrative expenses         -885          -719           23%
                                        ______________________
Operating expenses                        -1,709        -1,369           25%

Other operating income, net                    2            55          -95%
                                        ______________________
Operating income                           1,055           773           36%
Operating margin %                          11.5%         10.8%           1%

Financial income                              43            25           73%
Financial expenses                           -25            -2            -
                                        ______________________
Income after financial items               1,073           796           35%

Taxes                                       -306          -224           36%
Minority interest                            -27           -22           24%
                                        ______________________
Net income                                   741           550           35%

Number of units shipped (million)           72.6          48.8           49%
ASP (EUR)                                    126           147          -14%


Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

                                       2007                      2006
                             ____________________   ___________________________
EUR million                      Q3     Q2     Q1       Q4     Q3     Q2     Q1
_________________________________________________   ___________________________
Net sales                     3,108  3,112  2,925    3,782  2,913  2,272  1,992
Cost of sales                -2,154 -2,192 -2,039   -2,686 -1,995 -1,625 -1,469
                             ____________________   ___________________________
Gross profit                    954    921    886    1,096    917    647    524
Gross margin %                 30.7%  29.6%  30.3%    29.0%  31.5%  28.5%  26.3%

Research and development
 expense                       -280   -283   -261     -256   -225   -223   -202
Selling and administrative
 expenses                      -280   -321   -284     -367   -287   -246   -186
                             ____________________   ___________________________
Operating expenses             -560   -604   -545     -623   -511   -470   -388

Other operating income, net      -1     -2      5       10     21     26      7
                             ____________________   ___________________________
Operating income                393    315    346      484    427    203    143
Operating margin %             12.7%  10.1%  11.8%    12.8%  14.6%   8.9%   7.2%

Financial income                  7     18     18       19      8      8      9
Financial expenses              -16     -6     -2        0     -1      0      0
                             ____________________   ___________________________
Income after financial items    384    327    362      502    433    211    151

Taxes                          -109    -97   -100      -43   -127    -64    -34
Minority interest                -8    -10     -9      -12     -8     -5     -9
                             ____________________   ___________________________
Net income                      267    220    254      447    298    143    109

Number of units shipped
 (million)                     25.9   24.9   21.8     26.0   19.8   15.7   13.3
ASP (EUR)                       120    125    134      146    147    145    149


Sony Ericsson
CONSOLIDATED BALANCE SHEET
                                           Sep 30    Jun 30    Dec 31   Sept 30
EUR million                                  2007      2007      2006      2006
_______________________________________________________________________________
ASSETS

Total fixed and financial assets              511       498       469       316

Current assets
Inventories                                   620       477       437       578
Accounts receivables                        1,803     1,831     1,653     1,347
Other assets                                  544       845       310       249
Other short-term cash investments             954     1,071     1,580     1,098
Cash and bank                                 804       659       693       763
                                            _____     _____     _____     _____
Total current assets                        4,725     4,882     4,673     4,035
_______________________________________________________________________________
Total assets                                5,236     5,380     5,141     4,351
_______________________________________________________________________________

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                        1,663     1,702     1,781     1,353
Minority interest                              70        63        45        37
                                            _____     _____     _____     _____
Total equity                                1,733     1,764     1,826     1,391

Total long-term liabilities                    22        21        20        17

Accounts payable                            1,602     1,371     1,276     1,118
Other current liabilities                   1,879     2,224     2,019     1,825
                                            _____     _____     _____     _____
Total current liabilities                   3,481     3,595     3,296     2,944
_______________________________________________________________________________
Total shareholders' equity and liabilities  5,236     5,380     5,141     4,351
_______________________________________________________________________________

Net cash*                                   1,758     1,729     2,272     1,795

* Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.


Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             Jul-Sep
                                                       __________________
EUR million                                              2007        2006

OPERATIONS
Net income                                                267         298
Adjustments to reconcile net income to cash                32          20
                                                       __________________
                                                          299         318

Changes in operating net assets                            88         -21
                                                       __________________
Cash flow from operating activities                       387         297

INVESTMENTS
Investing activities                                      -53         -36
                                                       __________________
Cash flow from investing activities                       -53         -36

FINANCING
Financing activities                                     -300          -2
                                                       __________________
Cash flow from financing activities                      -300          -2

Net change in cash                                         34         259
Cash, beginning of period                               1,730       1,595
Translation difference in Cash                             -6           7
                                                       __________________
Cash, end of period                                     1,758       1,861
_________________________________________________________________________


Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             Jan-Sep
                                                       __________________
EUR million                                              2007        2006
_________________________________________________________________________

OPERATIONS
Net income                                                741         550
Adjustments to reconcile net income to cash                90          62
                                                       __________________
                                                          831         612

Changes in operating net assets                          -349          50
                                                       __________________
Cash flow from operating activities                       482         662

INVESTMENTS
Investing activities                                     -138        -108
                                                       __________________
Cash flow from investing activities                      -138        -108

FINANCING
Financing activities                                     -849        -212
                                                       __________________
Cash flow from financing activities                      -849        -212

Net change in cash                                       -504         342
Cash, beginning of period                               2,273       1,537
Translation difference in Cash                            -11         -18
                                                       __________________
Cash, end of period                                     1,758       1,861
_________________________________________________________________________


Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

                        Jul-Sep Apr-Jun Jan-Mar Oct-Dec Jul-Sep Apr-Jun Jan-Mar
                        _______________________________________________________

EUR million                2007    2007    2007    2006    2006    2006    2006
_______________________________________________________________________________
OPERATIONS
Net income                  267     220     254     447     298     143     109
Adjustments to reconcile
 net income to cash          32      30      28      23      20      22      20
                        _______________________________________________________
                            299     250     282     470     318     165     129

Changes in operating net
 assets                      88      16    -454      50     -21      18      53
                        _______________________________________________________

Cash flow from operating
 activities                 387     266    -172     520     297     183     182

INVESTMENTS
Investing activities        -53     -31     -53     -26     -36     -29     -43
                        _______________________________________________________
Cash flow from investing
 activities                 -53     -31     -53     -26     -36     -29     -43

FINANCING
Financing activities       -300   - 548     - 1     -66     - 2      26   - 236
                        _______________________________________________________

Cash flow from financing
 activities                -300    -548      -1     -66      -2      26    -236

Net change in cash           34    -312    -226     428     259     180     -97
Cash, beginning of period 1,730   2,045   2,273   1,861   1,595   1,428   1,537
Translation difference
 in Cash                     -6      -3      -2     -16       7     -13     -12
                        _______________________________________________________

Cash, end of period       1,758   1,730   2,045   2,273   1,861   1,595   1,428
_______________________________________________________________________________


Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
                              2007                         2006
                       _____________________     __________________________

Isolated quarters         Q3      Q2      Q1        Q4     Q3     Q2     Q1
____________________________________________     __________________________
Europe, Middle East
 & Africa *            1,715   1,729   1,598     2,145  1,600  1,090  1,029
Americas                 573     499     365       555    417    328    250
Asia                     820     885     961     1,082    896    853    713
____________________________________________     __________________________

Total                  3,108   3,112   2,925     3,782  2,913  2,272  1,992
____________________________________________     __________________________
* of which Western
   Europe              1,103   1,102   1,078     1,478  1,115    748    674


                              2007                         2006
                       _____________________     __________________________

Sequential change (%)     Q3      Q2      Q1        Q4     Q3     Q2     Q1
____________________________________________     __________________________
Europe, Middle East
 & Africa *              -1%      8%    -26%       34%    47%     6%   -27%
Americas                 15%     37%    -34%       33%    27%    31%   -19%
Asia                     -7%     -8%    -11%       21%     5%    20%    20%
____________________________________________     __________________________
Total                     0%      6%    -23%       30%    28%    14%   -14%
____________________________________________     __________________________
* of which Western
   Europe                 0%      2%    -27%       33%    49%    11%   -35%


                              2007                         2006
                       _____________________     __________________________
Year over year
 change (%)               Q3      Q2      Q1        Q4     Q3     Q2     Q1
____________________________________________     __________________________
Europe, Middle East
 & Africa *               7%     59%     55%       52%    35%    43%    71%
Americas                 37%     52%     46%       79%    77%    53%    53%
Asia                     -8%      4%     35%       83%    42%    33%    36%
____________________________________________     __________________________
Total                     7%     37%     47%       64%    42%    41%    55%
____________________________________________     __________________________
* of which Western
   Europe                -1%     47%     60%       45%    33%    42%    84%


                              2007                         2006
                       _____________________     __________________________
Year to date            0709    0706    0703      0612   0609   0606   0603
____________________________________________     __________________________
Europe, Middle East
 & Africa *            5,042   3,328   1,598     5,865  3,720  2,120  1,029
Americas               1,436     864     365     1,550    995    578    250
Asia                   2,666   1,846     961     3,544  2,462  1,566    713
____________________________________________     __________________________
Total                  9,145   6,037   2,925    10,959  7,177  4,264  1,992
____________________________________________     __________________________
* of which Western
   Europe              3,283   2,179   1,078     4,014  2,537  1,422    674


                              2007                         2006
                       _____________________     __________________________
YTD year over year
 change (%)             0709    0706    0703      0612   0609   0606   0603
____________________________________________     __________________________
Europe, Middle East
 & Africa *              36%     57%     55%       48%    46%    56%    71%
Americas                 44%     49%     46%       68%    62%    53%    53%
Asia                      8%     18%     35%       48%    37%    35%    36%
____________________________________________     __________________________
Total                    27%     42%     47%       51%    45%    47%    55%
____________________________________________     __________________________
* of which Western
   Europe                29%     53%     60%       46%    46%    59%    84%